Final	Exhibit 99.1

China Zenix Auto International Limited Reports
First Quarter 2021 Financial Results

ZHANGZHOU, China, May 26, 2021 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, announced today its unaudited financial results for the first quarter ended March 31, 2021.

Financial Highlights

First Quarter 2021:

•	Revenue grew 23.8% year-over-year to RMB397.3 million (US$60.6 million);
•
Total unit sales in the OEM market increased by 79.1% year-over-year as a result of a significant increase in the Company’s wheel sales during the first quarter of 2021, especially in the heavy- and medium-duty categories;

•	Net loss and total comprehensive loss for the first quarter of 2021 was RMB128.4 million (US$19.6 million);
•
As of March 31, 2021, Zenix Auto had bank balances and cash of RMB528.2 million (US$80.6 million) and fixed bank deposits with a maturity period over three months of RMB210.0 million (US$32.1 million), which were equivalent to RMB14.3 (US$2.18) in cash and fixed bank deposits per American Depositary Share (“ADS”);

•	Total equity attributable to owners of the Company was RMB1,906.3 million (US$291.0 million) as of March 31, 2021.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “In the first quarter of 2021, our results reflect key drivers of the automotive industry in China and the lingering effects of COVID-19 in international markets.”

“According to the China Association of Automobile Manufacturers, commercial vehicle sales in China rose by 77.3% year-over-year in the first quarter of 2021. Our unit sales increase of 79.1% in the OEM segment surpassed the industry growth as we improved our market leadership in this key segment. The forthcoming national implementation of the National VI emission standards in 2021, stricter enforcement of anti-overloading regulations, and introduction of new infrastructure projects, all generated higher demand for new commercial vehicles, especially trucks.”

“Our strong OEM sales in the first quarter of 2021 partially mitigated the continuing weakness in international markets and the Chinese aftermarket segment. There was lower international demand reflecting the impact of COVID-19. Many economies are still struggling and there is a preference for lower-priced wheels in price sensitive markets. Chinese aftermarket sales declined due to ongoing anti-overloading campaign creating demand for new vehicles as well as the mandate for newer and more environmental-friendly vehicles.”

“We are well positioned in each of our markets and supply our industry-leading portfolio of advanced wheels to a large number of domestic OEMs.  We have increased our research and development investment to further develop wheel materials and designs to improve performance and quality while taking steps to reduce unit costs concurrently.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We had bank balances of RMB528.2 million (US$80.6 million) and fixed bank deposits of RMB210.0 million (US$32.1 million) at the end of the first quarter of 2021.  These amounts were equivalent to RMB14.3 (US$2.18) in cash and fixed bank deposits per ADS on March 31, 2021.  We will use these financial resources to improve our operations to increase sales and returns for long-term profitability.”

2021 First Quarter Results

Revenue for the first quarter ended March 31, 2021 increased by 23.8% to RMB397.3 million (US$60.6 million) from RMB 320.8 million for the first quarter of 2020. The increase in revenue on a year-over-year basis was mainly due to a stronger OEM market.

Aftermarket sales in China were RMB92.5 million (US$14.1 million) in the first quarter of 2021, decreased from RMB104.8 million in the first quarter of 2020. Total unit sales in the aftermarket decreased by 5.5% year-over-year while average pricing decreased by  mid-single digit year-over-year. The aftermarket wheel segment was negatively affected by an increase in the number of new vehicles on the road, a demand shift to lower-priced products and the Chinese government’s heightened anti-overloading enforcement.

Sales to the Chinese OEM market were RMB279.9 million (US$42.7 million) in the first quarter of 2021, compared to RMB168.4 million in the same quarter of 2020. Total unit sales in the OEM market increased by 79.1% year-over-year as a result of a significant increase in the Company’s wheel sales during the first quarter of 2021, especially in the heavy- and medium-duty categories.

International sales were RMB24.9 million (US$3.8 million) in the first quarter of 2021,  compared to sales of RMB 47.6 million in the first quarter of 2020. Total unit sales in the international markets decreased by 40.9% year-over-year in the first quarter of 2021 as weaker demand in price sensitive regions such as Southeast Asia, negatively affected overall sales.

In the first quarter of 2021, domestic aftermarket sales, domestic OEM sales and international sales contributed 23.3%, 70.4% and 6.3% of revenue, respectively.

Sales of tubed steel wheels accounted for 38.4% of revenue in the first quarter of 2021 compared to 38.8% of revenue in the same quarter in 2020. Tubeless steel wheel sales accounted for 41.8% of revenue in the first quarter of 2021 compared to 46.0% of revenue in the same quarter of 2020. Tubed and tubeless steel wheel sales remained the main sources of revenue for the Company. Sales of aluminum wheels accounted for 14.9% of revenue in the first quarter of 2021 compared to 10.1% of revenue in the same quarter a year ago.

Gross loss was RMB61.8 million (US$9.4 million) in the first quarter of 2021, compared to a gross loss of RMB 2.1 million in the same quarter of 2020. The negative gross margin in the first quarter of 2021 was mainly due to pricing pressure across all segments, weaker demand in the aftermarket and international markets, and rising raw material costs.

Selling and distribution expenses were RMB34.6 million (US$5.3 million) in the first quarter of 2021, compared to RMB25.6 million in the first quarter of 2020. As a percentage of revenue, selling and distribution costs were 8.7% in the first quarter of 2021, compared to 8.0% in the first quarter a year ago.

Research and development ("R&D") expenses were RMB18.4 million (US$2.8 million) in the first quarter of 2021, compared to RMB11.9 million in the first quarter of 2020. As a percentage of revenue, R&D expenses increased to 4.6% in the first quarter of 2021, compared to 3.7% in same quarter of 2020.

Administrative expenses were RMB37.7 million (US$5.7 million) in the first quarter of 2021, compared to RMB31.2 million in the first quarter of 2020. As a percentage of revenue, administrative expenses were 9.5% in the first quarter of 2021, compared to 9.7% of revenue in the first quarter of 2020.

Net loss and total comprehensive loss for the first quarter of 2021 was RMB128.4 million (US$19.6 million), compared to net loss and total comprehensive loss of RMB60.6 million in the same quarter of 2020.

Basic and diluted loss per ADS in the first quarter of 2021 was RMB2.49 (US$0.38) compared to basic and diluted loss per ADS of RMB1.17 in the same quarter of 2020.

During the first quarters of 2021 and 2020, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2021, Zenix Auto had bank balances and cash of RMB528.2 million (US$80.6 million) and fixed bank deposits with a maturity period over three months of RMB210.0 million (US$32.1 million). Short-term bank borrowings were RMB558.0 million (US$85.2 million). Total equity attributable to owners of the Company was RMB1,906.3 million (US$291.0 million).

For the first quarter ended March 31, 2021, the Company recorded cash outflows from operating activities of RMB158.7 million (US$24.2 million). Capital expenditures for the purchase of property, plant and equipment were RMB0.8 million (US$0.1 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Wednesday, May 26, 2021 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call starting time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through June 26, 2021, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 41345 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate as of March 31, 2021 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers more than 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 54 distributors in more than 24 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of the Company in particular, have been material in 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin@awakenlab.com

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China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the three months ended March 31, 2021 and 2020
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended March 31,
	2020	2021	2021
	RMB' 000	RMB' 000	US$' 000
Revenue	320,783	397,280	60,637
Cost of sales	(322,874)	(459,097)	(70,072)
Gross loss	(2,091)	(61,817)	(9,435)
Other operating income	3,059	3,212	490
Net exchange gain (loss)	72	(15)	(2)
Selling and distribution costs	(25,565)	(34,633)	(5,286)
Research and development expenses	(11,855)	(18,402)	(2,809)
Administrative expenses	(31,217)	(37,659)	(5,748)
Finance costs	(5,985)	(5,707)	(871)
Loss before taxation	(73,582)	(155,021)	(23,661)
Income tax credit	13,018	26,575	4,056

Loss and total comprehensive loss for the period	(60,564)	(128,446)	(19,605)

Loss per share
Basic	(0.29)	(0.62)	(0.09)
Diluted	(0.29)	(0.62)	(0.09)

Loss per ADS
Basic	(1.17)	(2.49)	(0.38)
Diluted	(1.17)	(2.49)	(0.38)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	90,351	170,735	26,059
Trade and other receivables and prepayments	617,328	581,500	88,754
Pledged bank deposits	26,000	25,000	3,816
Fixed bank deposits with maturity period over three months	290,000	210,000	32,052
Bank balances and cash	616,290	528,203	80,620
Total current assets	1,639,969	1,515,438	231,301

Non-Current Assets
Property, plant and equipment	960,453	993,874	151,695
Right-of-use assets	348,174	345,818	52,782
Deposit paid for acquisition of property, plant and equipment	62,083	3,720	568
Deferred tax assets	117,846	144,540	22,061
Intangible assets	17,000	17,000	2,594
Long term prepayments	12,000	11,000	1,679
Total non-current assets	1,517,556	1,515,952	231,379
Total assets	3,157,525	3,031,390	462,680

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	489,380	491,771	75,059
Bank borrowings	558,000	558,000	85,167
Total current liabilities	1,047,380	1,049,771	160,226

Deferred tax liabilities	70,111	70,230	10,719
Deferred income	5,310	5,111	780
Total non-current liabilities	75,421	75,341	11,499
Total liabilities	1,122,801	1,125,112	171,725

EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	59,842
Reserves	1,642,512	1,514,066	231,092
Total equity attributable to owners of the company	2,034,724	1,906,278	290,955
Total equity and liabilities	3,157,525	3,031,390	462,680

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months and year ended March 31, 2021
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	March 31, 2021
	RMB' 000	US$' 000
Loss before taxation	(155,021)	(23,661)
Adjustments for:
Depreciation of right-of-use assets	2,356	360
Depreciation of property, plant and equipment	29,526	4,507
Release of deferred income	(199)	(30)
Finance costs	5,707	871
Loss on disposal of property, plant and equipment	17	3
Interest income	(2,379)	(363)
Operating cash flows before movements in working capital	(119,993)	(18,313)

Increase in inventories	(80,384)	(12,269)
Decrease in trade and other receivables and prepayments	36,763	5,611
Increase in trade and other payables and accruals	2,344	358
Cash used in operations	(161,270)	(24,613)
Interest received	2,532	386
NET CASH USED IN OPERATING ACTIVITIES	(158,738)	(24,227)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(829)	(127)
Withdrawal of pledged bank deposits	150,000	22,894
Placement of pledged bank deposits	(149,000)	(22,742)
Proceeds on disposal of property, plant and equipment	26	4
Deposits paid for acquisition of property, plant and equipment	(3,720)	(568)
Placement of fixed bank deposits with maturity periods over three months	(80,000)	(12,210)
Withdrawal of fixed bank deposits with maturity periods over three months	160,000	24,421
NET CASH FROM INVESTING ACTIVITIES	76,477	11,672
FINANCING ACTIVITIES
New bank borrowings raised	340,000	51,894
Repayment of bank borrowings	(340,000)	(51,894)
Interest paid	(5,738)	(876)
NET CASH USED IN FINANCING ACTIVITIES	(5,738)	(876)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(87,999)	(13,431)
Cash and cash equivalents at beginning of the year	616,290	94,064
Effect of foreign exchange rate changes	(88)	(13)
Cash and cash equivalents at end of the year	528,203	80,620